FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                               January 23, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F  X                       Form 40-F
                           ----                               ----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                 Yes                                No   X
                     ----                               ----


[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                 Yes                                No   X
                     ----                               ----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                 Yes                                No   X
                     ----                               ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                                Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                       Smith & Nephew plc
                                                       (Registrant)


Date: January 23, 2004                            By:  /s/ Paul Chambers
                                                       ---------------------
                                                       Paul Chambers
                                                       Company Secretary

Smith & Nephew plc      T 44 (0) 207 401 7476                   [LOGO OMITTED] We are smith & nephew
15 Adam Street          F 44 (0) 207 960 2350
London WC2N 6LA         www.smith-nephew.com
England





SMITH & NEPHEW TO HOLD ANALYST BRIEFING AT THE
AMERICAN ACADEMY OF ORTHOPAEDIC SURGEONS MEETING

21 January 2004

Smith & Nephew plc will hold a meeting for analysts and investors at the American Academy of Orthopaedic Surgeons (AAOS) on 10 March 2004 at 8.00am at the Westin St Francis Hotel in San Francisco. The presentation, which will be audio webcast live on the Smith & Nephew website, will focus on the products being exhibited by the orthopaedic and endoscopy businesses at the surgeon meeting, the largest orthopaedic congress in the world. The analysts meeting will be hosted by Dave Illingworth, President of Smith & Nephew's orthopaedics business, and Jim Taylor, President of the endoscopy business.

About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has 7,000 employees and operates in 32 countries around the world, generating sales of over (GBP)1 billion.




Enquiries:

Smith & Nephew
Peter Nind                                        Tel: +44 (0)20 7401 7646
Corporate Affairs Manager

Financial Dynamics - London
David Yates                                       Tel: +44 (0)20 7831 3113

Financial Dynamics - New York
Deborah Ardern-Jones                              Tel: 001 212 850 5626



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